Paul J. Delligatti 202.346.4309 pdelligatti@goodwinlaw.com	Goodwin Procter LLP 1900 N Street, N.W. Washington, D.C. 20036 T: 202.346.4000 F: 202.346.4444 goodwinlaw.com

April 5, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Anu Dubey

Re:	Virtus Opportunities Trust (the “Registrant”)

Registration Nos. 033-65137; 811-07455

Dear Ms. Dubey:

On behalf of the Registrant, we are submitting this letter in response to the oral comment provided by the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission during a telephone conversation on April 5, 2022 in connection with the Registrant’s Registration Statement for the purpose of registering the fund series of the Registrant (the “Funds”). Reference is made to the Registrant’s letter filed on April 4, 2022, which contains responses to prior oral comments provided by the Staff (the “Prior Correspondence”).

A summary of the Staff’s comment, along with the Registrant’s response, is set forth below. Undefined capitalized terms used below have the same meaning as set forth in the Registration Statement and in the Prior Correspondence. Reference to an “Item” in the comment / response is a reference to an Item of Form N-1A.

1.            Comment: Reference is made to comments in the Prior Correspondence relating to the extent to which the subadviser to each Fund (Stone Harbor Investment Partners, LLC) incorporates ESG factors in managing the portfolios of the Funds. Specifically, given comment and response number 31 in the Disclosure Letter (as defined in the Prior Correspondence), which indicates that the Registrant has not included any principal risk disclosure relating to ESG investing as (i) none of the Funds incorporate ESG factors as part of their respective investment objectives and principal investment strategies and (ii) the related N-14 prospectus / proxy statement identifies ESG considerations as “additional information” and as a “risk associated with additional investment techniques”, please explain why the Item 9 disclosure in the Registration Statement includes a description of ESG under the heading of principal investment strategies, or modify the disclosure.

Response: The incorporation of ESG factors is not a part of the investment objective or principal investment strategies for any Fund, but is part of the subadviser’s investment analysis process, as disclosed in the Registration Statement and described in the Prior Correspondence. Accordingly, the disclosure has been modified to move, for each Fund, the paragraph that describes the ESG factors to the final paragraph in the relevant section (before “Temporary Defensive Strategy”) for each Fund. In addition, to address the Staff’s comment and further clarify the disclosure, the Registration Statement has been modified to incorporate the underlined and bolded sentence (Virtus Stone Harbor Emerging Markets Corporate Debt Fund is used for illustration but disclosure has been applied to all Funds):

While not part of the fund’s investment objective or principal investment strategies, t~~T~~he fund’s subadviser engages in fundamental analysis that integrates, among other factors, a review of environmental, social and governance (“ESG”) factors to evaluate the creditworthiness of issuers in which the fund may invest. ESG factors considered by the subadviser will vary by country, industry, issuer and investment opportunity. Examples of environmental factors considered include (but are not limited to): natural resource use, carbon emissions, energy efficiency, pollution/waste and sustainability initiatives. Examples of social factors considered include (but are not limited to): human rights, worker rights, adequate living standards, commitment to health and safety, diversity/opportunity policies, privacy/data security and community programs. Examples of governance factors considered include (but are not limited to): rule of law and corruption, policies that support bondholders’ interests, the character of control persons, ethics, board independence, board diversity and management compensation policy. In evaluating an existing or prospective investment, ESG is just one of several factors considered by the subadviser, and the subadviser may determine that an investment is appropriate notwithstanding its relative ESG characteristics.

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On behalf of the Registrant, we believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at (202) 346-4309 if you wish to discuss this correspondence further.

Sincerely,

/s/ Paul J. Delligatti

Paul J. Delligatti

cc:	Rachel Greer, Stone Harbor Investment Partners, LLC
Adam Shapiro, Stone Harbor Investment Partners, LLC Wendy Hills, Virtus Investment Partners, Inc. Jennifer Fromm, Virtus Investment Partners, Inc.